                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board examines Group quarterly results at September 30, 2005

In application of IAS/IFRS standards, TI Media’s internet operations (Tin.it and Virgilio) have been entered onto the accounts as “discontinued operations”. Operational data from these businesses are no longer consolidated (revenues, EBITDA and operating income), though they do contribute to the net result after tax and to the net financial position during the time they belonged to the Group. In consequence, the operational figures for the Telecom Italia Media Group presented below essentially refer to the television business, APCom and the Buffetti Group.

Third-quarter 2005 performance registers high growth in consolidated revenues (up 16.5% to €37.5 million); profitability up on preceding quarters compared with the same periods in 2004

Consolidated revenues over the first nine months of 2005 amounted to €121 million, corresponding to organic growth equal to 16.5%

Consolidated operating income -€96.2 million (-€63.6 million during the first nine months of 2004), impacted mainly by digital terrestrial start-up activities

Consolidated net income for the first nine months of 2005 was €832.7 million (-€207.1 million over the same period in 2004)

The consolidated net financial position at the end of September 2005 was a cash positive €566.5 million (compared with a €170.7 million negative financial position at December 31, 2004)

Net profit and cash positive financial position forecast for year-end 2005

Television Unit: in the first nine months of 2005, revenues (up 23.5%) and gross advertising (up 14.3%) rise sharply compared with the first nine months of 2004

LA7: increased turnover (up 39.8%) and viewing figures (up 14%) for a 2.6% share (the best result for the first nine months of the year in recent years)

MTV: local advertising income grows 13% compared with the first nine months of 2004

Digital terrestrial: more than 160 hours of football broadcast, and over 780,000 prepaid cards distributed (840,000 at the end of October)

APCom: strong revenue growth (up 42%) and output of average daily news up 24% compared with the first nine months of 2004

Milan, November 4, 2005 – Today the Telecom Italia Media (Telecom Italia Group) Board of Directors, chaired by Riccardo Perissich, examined and adopted the Group results as of September 30, 2005.

Introduction

Telecom Italia Media now drafts its quarterly reports, consolidated half-year report and consolidated annual report in compliance with IAS/IFRS accounting standards. Individual company accounts will be adopting the same standards starting with the 2006 financial year. In order to foster greater clarity in the presentation of the Group accounts, appropriate adjustments and reclassifications have been made to the income, assets and finance data for 2004, in compliance with IAS/IFRS accounting standards and principles; this is to make it easier to compare last year’s figures with the corresponding 2005 results.

Telecom Italia Media Group results for the first nine months of 2005

The period benefitted from operations undertaken as part of the Telecom Italia Group internet business restructuring plan, announced on April 4, 2005. On June 1, Telecom Italia Media completed the sale of its Virgilio and Tin.it businesses to Telecom Italia for an overall price of €950 million, and booked a capital gain of €901 million. Also in June, the company completed a buyback of up to 10% of its ordinary and savings shares for a total outlay of €147.7 million.

In the first nine months of 2005 revenues amounted to €121 million (€117.6 million during the same period in 2004). Organic growth corresponded to 16.5% excluding the effect of consolidation area changes arising from the disposal of smaller shareholdings and the repercussions of digital terrestrial start-up activities.

Profitability during the first nine months of 2005 was impacted by higher costs sustained enhancing programming on the MTV and LA7 analogue channels (Invasioni Barbariche, Forza Sette, special events and new shows) and on the digital terrestrial and satellite channels (LA7 Sport, Nickelodeon and Paramount Comedy). It was also affected by digital terrestrial pay-per-view startup activities, which had a €21.9 million net negative impact on EBITDA and a €23.9 million negative impact on operating income. EBITDA over the period was equal to -€70.6 million (-€45.7 million for the first nine months of 2004).Operating income amounted to -€96.2 million (-€63.6 million for the first nine months of 2004).

Internet and Buffetti Group discontinued operations generated a positive net impact of €898.6 million. This included results from internet operations during the first five months of the financial year, Buffetti Group results for all nine months, and income from the disposal of these operations.

The Parent company’s share of the net result inclusive of discontinued operations was a positive €832.7 million (-€207.1 million for the same period in 2004).

Investment over the period increased 8.6% compared with the first nine months of 2004 to around €34 million, including €15.9 million in TV rights acquisitions and €9.9 million in digital terrestrial expansion.

The net financial position at the end of September 2005 was a positive €566.5 million (compared with -€170.7 million at year-end 2004). The improved figure was predominantly the result of €950 million in proceeds from the disposal of internet operations to Telecom Italia, which was partially offset by spending of €147.7 million on the share buyback, investments and cash flow from operations.

The Telecom Italia Media Group during the third quarter of 2005

The third quarter built on the positive trend sustained through the first nine months of the year as revenues rose 16.5% compared with the third quarter of 2004 to €37.5 million. Organic growth amounted to 17.6%. EBITDA reached -€19.9 million (-€16.7 million in 2004); operating income was equal to -€28.7 million (-€23.7 million in 2004). Excluding the effect of changes to the consolidation area and digital terrestrial start-up activities, results posted a significant improvement compared with the corresponding quarters in 2004.

MANAGEMENT OUTLOOK

The outlook for 2005 is for a positive result and an improvement in the company’s net financial position following the extraordinary operations carried out over the period.

RESULTS BY BUSINESS UNIT AS OF SEPTEMBER 30, 2005

TELEVISION

Overall revenues were equal to €115.7 million, up sharply (23.5%) on the corresponding period in 2004 (€93.7 million). Revenues were driven by gross advertising income, which was up 14.3% compared with the first three quarters of 2004. Operating income amounted to -€72.3 million (-€39.7 million for the first nine months of 2004), mainly as a result of higher costs sustained in enhancing content on the MTV and LA7 analogue channels (Invasioni Barbariche, Forza Sette, special events and new shows) and digital terrestrial and satellite channels (LA7 Sport, Nickelodeon and Paramount Comedy). It was also affected by digital terrestrial pay-per-view startup activities, which had a €23.9 million negative impact on operating income.

LA7 achieved impressive audience growth as the channel built on the successful response to its revamped content rollout last autumn. Average progressive audience share for the first nine months of 2005 was equal to 2.6% (14% higher than the figure of 2.3% registered for the first nine months of 2004). This was the best performance recorded in recent years for the first nine months of the year. The audience share continues to register month-on-month growth, with new peaks registered in May (2.7%), June (2.8%, equal to approximately 12 million contacts per day) and September (2.7%). Established shows and newcomers (Invasioni Barbariche, Forza Sette) performed well. LA7 has been enhancing its sports output, with new UEFA Cup international football, the 6 Nations rugby tournament, and the World Superbike Championship; the network’s sailing coverage in Forza Sette continues to attract viewers with broadcasts of the initial preliminary races for the America’s Cup from Valencia, Malmö and Trapani. Digital terrestrial television also turned in a good performance following the launch of LA7 Sport, a new free-to-air channel dedicated exclusively to sport, while pay-per-view content (football, boxing and movies) also performed well. After the start of this year’s Italian football championship and the launch of a new range of pay-per-view content, by September 30 the channel had broadcast around 160 hours of football and distributed around 780,000 prepaid cards, a total that rose to 840,000 by the end of October. Revenues grew to €59 million (up 39.8% compared with €42.2 million for the first nine months of 2004), while gross advertising income reached €66.8 million (up 22% on the figure of €54.8 million registered for the first nine months of 2004).

MTV consolidated and reinforced its position on Italy’s advertising market, maintaining its status as Italy’s number one youth TV channel with revenues of €62.3 million (up 14.2% compared with the same period in 2004). Gross advertising income from the Italian market posted impressive growth of 13% compared with the first nine months of 2004. MTV Italia has blossomed into a multichannel, multimedia network spanning TV, the internet, satellite and advanced content for mobile phones. The network’s free-to-air TV content and commercial position continue to be enhanced, while it expands onto new, non-traditional markets. Over the period, MTV proceeded with its rollout of new content and a new look (“blooming days”), as well as launching two new satellite channels (Nickelodeon and Paramount Comedy) and the “MTV on demand” and “MTV on demand mobile” interactive channels, where viewers can customize the music they watch.

NEWS (APCOM)

APCom revenues in the first nine months of 2005 amounted to €4.5 million, a sharp rise of 42% compared with the corresponding period in 2004. Growth was driven predominantly by an expanded customer base and a wider range of services. Average daily news output also registered a strong increase, rising 24% compared with the first three quarters of 2004. APCom is a 24 hour a day press agency working every day of the year in Rome and Milan, with correspondents in Brussels, Budapest and New York. The agency employs 70 journalists who focus on Italian, European and worldwide politics, economics and finance, general news and international politics. The company holds an exclusive licence to distribute Associated Press bulletins in Italian.

§§§

Results for the first nine months of 2005 will be presented to the financial community during a conference call starting at midday (Italian time) on Monday, November 7. Journalists are invited to follow the presentation by phone on +39 06 33485042. Those who are unable to participate in real time can listen to a recording of the presentation by dialling +39 06 334843 (access code 90228#).

§§§

Completing agreements made in April after receiving the necessary go-ahead from the competent authorities, today LA7 Televisioni updated its company status to reflect its acquisition of the Elefante TV SpA and Delta TV going concerns.

§§§

The company has announced its 2006 calendar of events and the publication dates for Telecom Italia Media’s earnings and finance data. Any alterations to this timetable shall be announced in due course.

•

6 March: Board Meeting to adopt the draft full-year 2005 operating accounts and consolidated financial statements;

•

10 April: Shareholders’ Meeting to adopt the full-year 2005 financial statements;

•

24 April: ex-dividend date;

•

4 May: Board Meeting to adopt the first-quarter 2006 report;

•

24 July: Board Meeting to examine the Telecom Italia Media Group preliminary first-half 2006 financial results;

•

6 September: Board Meeting to adopt the first-half 2006 management report;

•

6 November: Board Meeting to adopt the third-quarter 2006 report.

Pursuant to Article 82 of CONSOB ruling no. 11971/99 (and subsequent amendments and additions), the company intends to make use of the dispensation from the obligation to publish quarterly reports for the periods October-December 2005 and April-June 2006.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

(in thousand of euro)	09.30.2005 (a)	12.31.2004 (b)	09.30.2004	Changes (a-b)
NON-CURRENT ASSETS				
Intangible assets				
- Goodwill and other intangible assets with an indefinite life	143.987	151.216	152.313	(7.229)
- Intangible assets with a finite life	56.807	52.198	54.188	4.609
	200.794	203.414	206.501	(2.620)
Tangible assets				
- Property, plant and equipment owned	40.363	38.493	31.287	1.870
- Assets held under finance leases	-	10	12	(10)
	40.363	38.503	31.299	1.860
Other non current assets				
- Equity investments	8.610	9.068	10.184	(458)
- Financial receivables and other non-current financial assets	1.300	1.256	874	44
- Miscellaneous receivables and other non-current assets	356	126.423	500	(126.067)
	10.266	136.747	11.558	(126.481)
Deferred tax assets	65.642	43.720	158.196	21.922
TOTAL NON-CURRENT ASSETS (A)	317.065	422.384	407.554	(105.319)
CURRENT ASSETS				
Inventories	2.942	1.726	1.854	1.216
Trade receivables, miscellaneous receivables and other current assets	248.880	117.656	111.253	131.224
Securities other than equity investments	-	48	194	(48)
Financial receivables and other current financial assets	190	293	402	(103)
Cash and cash equivalents	583.840	40.718	38.231	543.122
CURRENT ASSETS (B)	835.852	160.441	151.934	675.411
Discontinued operations/Assets held for sale				
of a financial nature	925	2.380	2.238	(1.455)
of a non-financial nature	120.943	320.369	292.133	(199.426)
TOTAL DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (C)	121.868	322.749	294.371	(200.881)
TOTAL ASSETS (A+B+C)	1.274.785	905.574	853.859	369.211
SHAREHOLDERS' EQUITY				
Shareholders' equity attributable to Parent				
- Capital (net own shares)	100.267	111.108	93.894	(10.841)
- Reserves (net own shares)	187.925	343.256	238.391	(155.331)
- Retained earnings (accumulated losses), including profit or loss for the period	743.907	(105.728)	(84.796)	849.635
	1.032.099	348.636	247.489	683.463
Minority interests	10.347	14.978	13.443	(4.631)
TOTAL SHAREHOLDERS' EQUITY (A)	1.042.446	363.614	260.932	678.832
NON-CURRENT LIABILITIES				
Non-current financial liabilities	68	169	178	(101)
Employee severance indemnities and other employee-related reserves	12.903	14.046	13.652	(1.143)
Reserve for deferred taxes	71	69	56	2
Reserve for future risk and charges	2.655	11.019	18.044	(8.364)
Miscellaneous payables and other non-current liabilities	-	40	-	(40)
TOTAL NON CURRENT LIABILITIES (B)	15.697	25.343	31.930	(9.646)
CURRENT LIABILITIES				
Current financial liabilities	491	173.487	259.084	(172.996)
Trade payables, current tax payables, miscellaneous payables and other liabilities	150.783	133.410	127.428	17.373
TOTAL CURRENT LIABILITIES (C)	151.274	306.897	386.512	(155.623)
Liabilities relating to discontinued operations/assets held for sale				-
of a financial nature	19.169	41.707	40.173	(22.538)
of a non-financial nature	46.199	168.013	134.312	(121.814)
TOTAL LIABILITIES RELATING TO DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	65.368	209.720	174.485	(144.352)
TOTAL LIABILITIES (E=B+C+D)	232.339	541.960	592.927	(309.621)
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (A+E)	1.274.785	905.574	853.859	369.211

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 4th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer